

Mail Stop 3720

January 24, 2008

<u>**Via U.S. Mail and Fax (703) 390-1893**</u>
Scott Macleod
Chief Financial Officer
Skyterra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

      RE: Skyterra Communications, Inc.
               Form 10-K for the fiscal year ended December 31, 2006
               Filed March 16, 2007

               Form 10-Q for the quarter ended September 30, 2007
               File No. 0-13865

Dear Mr. Macleod:

      We have reviewed your supplemental response letter dated January 9, 2008 as well as your filings and have the following comments. As noted in our most recent comment letter dated November 15, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Quarterly Report filed on form 10-Q for the quarter ended September 30, 2007

<u>Note 3 – Acquisitions, page 8</u>

1. We note your responses 2 and 2.a and the fact that you will amend your Form 10-Q for the quarter ended September 30, 2007 to add the response in 2. Regarding your proposed disclosures on the value allocated to the spectrum rights, please expand your discussion of the market and Jefferson Pilot approaches. Without necessarily providing actual numbers, discuss in further detail some of the historical and comparable company data used to arrive at your valuation. Provide detail similar to that provided in your supplemental response answer at 2.a. Describe how you "confirmed the reasonableness" of the values derived. Also, supplementally describe how you considered reasonable the estimates derived from the "January" and "February" Models, specifically the 40.9% and 52.3%, respectively, EBITDA margins or the $28.1 billion satellite and terrestrial capital expenditures estimates.

2. We note your response at 3. In place of the TerreStar Corporation minority interest carrying value totals you have provided at page 12, provide the total amount of minority interest carrying value at each period, breaking-out the amounts and percentages held by TerreStar Corporation and BCE. Consider incorporating this information into the tables presented at pages 9 and 10, respectively, so that an investor can see the historical basis of minority interest acquired from each of the two minority interest owners and the amount of fair value step up recorded with each acquisition.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director